June 16, 2022

Attn:  Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 3, 2022 File No. 333-263805

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 24, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, the Company has amended the Company’s registration statement, the Company respectfully submits the following responses to such comments:

1.	Please include all non-Rule 430A information in your next amendment.

Response:  We have revised accordingly.

2.

Please clarify the reference to "functionally insolvent." Also revise the disclosure about when the registrant negotiated the acquisition of the Control Block to clarify whether Green Globe indicated in its publicly available reports that Green Globe was a shell company.

Response:  We have revised accordingly.

3.

We note your response to prior comment 3. Please provide more prominent disclosure about the risks associated with being a controlled company in this section and in the Risk Factors section beginning on page 11. For example, we note the last bullet point on page 10 that you were majority-owned prior to the offering appears to be the only risk factor in the summary that highlights the risks associated with being a controlled company. Also revise the disclosure in the bullet point to clarify whether you will be a controlled company after this offering. In addition, include new bullet points in the Summary of Risk Factors section to prominently disclose the material risks mentioned in the second risk factor on page 24 that your key officers and directors are able to control the election of GGII's board of directors and that they are able to control the election of the members of your board of directors and exercise control over the affairs of the company. As another example, include a bullet point in the Summary of Risk Factors section to highlight that conflicts of interest may arise as a result of such control as mentioned in the third risk factor on page 24.

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Response: We have revised accordingly.

4.

Please update the disclosure in this section to the extent applicable. For example, we note that you state on page 67 that in April the company sold 208,000 shares of common stock at $2.00 per share. Also, revise page 67 to state briefly the facts relied upon to make the exemption available for the 208,000 shares sold in April.

Response: We have revised accordingly.

5.

We note your response to prior comment 6. Please revise the disclosure in the appropriate section to discuss, if applicable, a broker was granted 100 millions warrants to purchase common stock of Green Globe in connection with your relationship with HBI. In this regard, we note the reference in the broker agreement filed as exhibit 10.39 to the company shall grant 100,000,000 warrants in Green Globe as "a bonus for bringing HBI International in as a client." Also, ensure that you have updated the disclosure throughout your filing to the extent practicable. For example, we note the disclosure on page 36 of this filing and on page 34 of your draft registration statement amended on December 23, 2021 that "We recently received our largest purchase order to date for approximately $9.2 million from HBI" and that "we are currently negotiating a supply and manufacturing agreement with HBI.

Response: We have updated our disclosure as applicable and note that we are still in negotiations with HBI.

6.

We note your response to prior comment 7. Please revise page 50 to disclose when in February 2021 the company acquired the Control Block of Green Globe. Also, disclose the principle followed in determining the terms of the share exchange agreement. In this regard, we note the disclosure that 18,395,532 shares of common stock were exchanged for approximately 70.3 billion common shares of Green Globe on May 21, 2021 and that a substantial amount of the 18.4 million shares were issued for rent, fees, services, etc. based on a price of $1 per share as of May 21, 2021 in view of the disclosure on page 66.

Response: As previously disclosed, the Company did not acquire the Control Block until March 22, 2021. We have revised the disclosure to more clearly state that, and to disclose that no fairness opinion or other valuation of either entity was obtained, and that the consideration to be paid to acquire to acquire Hempacco (70,312,160,174 shares of Green Globe) was arbitrarily determined without reference to any particular valuation or book value.

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7.

Please revise the disclosure in the first sentence of this section to discuss in greater detail the "certain exceptions" such as which exceptions and the period of time for such exceptions. In this regard, we note the reference on page 61 to the agreement "subject to certain exceptions (the "Lock-Up Period.")." Also, please file as exhibits the lock-up agreements mentioned in this section.

Response: We have revised the disclosure to describe those exceptions. We are not a party to the lock-up agreements, and the lock-up agreements are between the shareholders and the underwriter, so we have not filed them as material contracts of the Company, but in the interest of disclosure, we have filed a form of the lock-up agreements as exhibit 99.5.

8.	Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X..

Response:  We have revised accordingly.

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer

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